SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

    PURSUANT to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                   Filing No. 2 for the month of February 2003



                           Belzberg Technologies Inc.
                           --------------------------
                           (Exact name of Registrant)

        40 King Street West, Suite 3400, Toronto, Ontario, Canada M5H 3Y2
          -------------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F   X     Form 40-F __
                   -----


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes __            No  X
                              ---

                           BELZBERG TECHNOLOGIES INC.

     On January 28, 2003, Belzberg Technologies Inc. filed the following document with the Toronto Stock Exchange:

1. Press Release regarding announcement of normal course issuer bid.

         The above-referenced documents are filed as exhibits to this Form 6-K.

Exhibit 1.        Press Release

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  February 10, 2003


                           BELZBERG TECHNOLOGIES INC.


                                    By: /s/Stephen Wilson
                                           Stephen Wilson
                                           Chief Financial Officer

Exhibit 1.        Press Release

Belzberg Technologies Inc. Announces Normal Course Issuer Bid
10:39 EST Friday, February 07, 2003

TORONTO, Feb. 7 /CNW/ - Belzberg Technologies Inc. (TSX:BLZ) announced today acceptance by the Toronto Stock Exchange of notice of Belzberg's intention to purchase from time to time, if it is considered advisable, up to 685,000 of its common shares, representing approximately 5% of its 13,713,424 outstanding common shares through the facilities of the Toronto Stock Exchange. The management of Belzberg believes that the market price of its common shares is such that their purchase is an attractive and appropriate use of its corporate funds. Purchases of Belzberg common shares may be made pursuant to this notice in the 12-month period commencing February 11, 2003 and ending on February 10, 2004. All common shares purchased pursuant to this notice will be cancelled by Belzberg.

During the last 12 months, Belzberg has purchased a total of 79,500 common shares through a normal course issuer bid at an average price of $3.57.

About Belzberg

Belzberg Technologies provides the software and networks that enable global, direct access routing and execution of trades for financial institutions in the United States, Canada and Europe. Using Belzberg's suite of integrated trading tools and network connectivity options, Belzberg's customers have direct access to all North American equities and options markets, as well as major European stock exchanges. The firm's client-base includes over 110 leading U.S and international brokerage houses and financial institutions. Belzberg Technologies is listed on the Toronto Stock Exchange (Ticker-BLZ) - additional information is available at www.belzberg.com.

Except for historical information contained herein, the matters discussed in this press release are based on forward-looking statements that involve risk and uncertainty. A variety of important factors could cause results to differ materially from such statements, including but not limited to economic, competitive, governmental and technological factors affecting the Corporation's operations, markets, products, prices and other factors.

%SEDAR: 00008836E

For further information: Contact: Stephen Wilson, Chief Financial Officer, Belzberg Technologies Inc., Phone: (416) 360-2920, E-mail: swilson@belzberg.com

(C)Canada Newswire Ltd.